                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D/A
                             (Amendment No. 2)


                 Under the Securities Exchange Act of 1934


                        KAISER ALUMINUM CORPORATION
                              (Name of Issuer)



 $.65 DEPOSITARY SHARES (EACH REPRESENTING ONE-TENTH OF A SHARE OF SERIES A
           MANDATORY CONVERSION PREMIUM DIVIDEND PREFERRED STOCK)
                       (Title of Class of Securities)


                      Depositary Shares:  483007 20 9
                  (Series A Preferred Stock:  483007 30 8)
                               (CUSIP Number)


                          Anthony R. Pierno, Esq.
                      Vice President & General Counsel
                        5847 San Felipe, Suite 2600
                           Houston, Texas  77057
                               (713) 267-3671
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)



                              November 1, 1994
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. / /

                              SCHEDULE 13D/A
                              AMENDMENT NO. 2
CUSIP No.      483007 20 9
               483007 30 8
- ---------------------------------------------------------------------------
1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               MAXXAM INC.
- ---------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                               (b) / /
- ---------------------------------------------------------------------------
3)        SEC USE ONLY


- ---------------------------------------------------------------------------
4)        SOURCE OF FUNDS

               00
- ---------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               / /
- ---------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
- ---------------------------------------------------------------------------
                    7)     SOLE VOTING POWER
                           924,450
          NUMBER    -------------------------------------------------------
          OF        8)     SHARED VOTING POWER
          SHARES           N/A
          BENEFICIALLY     -----------------------------------------------
          OWNED BY  9)     SOLE DISPOSITIVE POWER
          EACH             924,450
          REPORTING -------------------------------------------------------
          PERSON    10)    SHARED DISPOSITIVE POWER
          WITH             N/A
- ---------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,209,850
- ---------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11) EXCLUDES CERTAIN
SHARES
                                                               / /
- ---------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11)
          4.8%
- ---------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
          HC
- ---------------------------------------------------------------------------

                              SCHEDULE 13D/A
                              AMENDMENT NO. 2
CUSIP No.      483007 20 9
               483007 30 8
- ---------------------------------------------------------------------------
1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FEDERATED DEVELOPMENT COMPANY
- ---------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                               (b) / /
- ---------------------------------------------------------------------------
3)        SEC USE ONLY


- ---------------------------------------------------------------------------
4)        SOURCE OF FUNDS

               AF
- ---------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               / /
- ---------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK
- ---------------------------------------------------------------------------
                    7)     SOLE VOTING POWER
                           N/A
          NUMBER    -------------------------------------------------------
          OF        8)     SHARED VOTING POWER
          SHARES           See Item 5
          BENEFICIALLY     -----------------------------------------------
          OWNED BY  9)     SOLE DISPOSITIVE POWER
          EACH             N/A
          REPORTING -------------------------------------------------------
          PERSON    10)    SHARED DISPOSITIVE POWER
          WITH             See Item 5
- ---------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Item 5
- ---------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11) EXCLUDES CERTAIN
SHARES
                                                               / /
- ---------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11)
          See Item 5
- ---------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
               OO
- ---------------------------------------------------------------------------

                               SCHEDULE 13D/A
                              AMENDMENT NO. 2
CUSIP No.      483007 20 9
               483007 30 8
- ---------------------------------------------------------------------------
1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CHARLES E. HURWITZ
- ---------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                               (b) / /
- ---------------------------------------------------------------------------
3)        SEC USE ONLY


- ---------------------------------------------------------------------------
4)        SOURCE OF FUNDS

               AF
- ---------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               / /
- ---------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
- ---------------------------------------------------------------------------
                    7)     SOLE VOTING POWER
                           N/A
          NUMBER    -------------------------------------------------------
          OF        8)     SHARED VOTING POWER
          SHARES           See Item 5
          BENEFICIALLY     -----------------------------------------------
          OWNED BY  9)     SOLE DISPOSITIVE POWER
          EACH             N/A
          REPORTING -------------------------------------------------------
          PERSON    10)    SHARED DISPOSITIVE POWER
          WITH             See Item 5
- ---------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Item 5
- ---------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11) EXCLUDES CERTAIN
SHARES
                                                               / /
- ---------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11)
          See Item 5
- ---------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
               IN
- ---------------------------------------------------------------------------

                              SCHEDULE 13D/A
                              AMENDMENT NO. 2


ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this amendment to the Statement on Schedule 13D (the "Statement") relates is the $.65 Depositary Shares (the "Depositary Shares") of Kaiser Aluminum Corporation, a Delaware corporation (the "Company"), each representing one-tenth of a shares of Series A Mandatory Conversion Premium Dividend Preferred Stock of the Company. The principal executive offices of the Company are located at 5847 San Felipe, Suite 2600, Houston, Texas 77057.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (c)   This Statement is being filed by MAXXAM Inc., a
Delaware corporation ("MAXXAM"), Federated Development Company, a New York business trust ("Federated"), and Charles E. Hurwitz (collectively, the "Reporting Persons"). As of the date of this Statement, Federated and Mr. Hurwitz together beneficially own 2,741,042 shares of Common Stock of MAXXAM, or approximately 31.3% of the outstanding Common Stock of MAXXAM (the "MAXXAM Common Stock"), and 657,917 shares of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the "MAXXAM Preferred Stock"), or approximately 97% of the outstanding shares of MAXXAM Preferred Stock, representing 59.9% of the total voting power of MAXXAM. Federated is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof.

               MAXXAM, through its beneficial ownership of approximately 60.1% of the voting power of the outstanding capital stock of the Company (on a fully diluted basis), is a fully integrated producer of aluminum. Through its wholly owned subsidiaries, including The Pacific Lumber Company, Scotia Pacific Holding Company and SHRP, Inc., MAXXAM is also engaged in forest products operations and real estate management and development as a general partner of the first Class 1 horse racing track in Texas. Federated is engaged in real estate management and development and in the management of real estate loans and, through its interest in MAXXAM, the businesses conducted by MAXXAM.

               The principal offices of MAXXAM and Federated are located at 5847 San Felipe, Suite 2600, Houston, TX 77057.

               The name, business address and present principal occupation or employment of each of the executive officers, directors and trustees of MAXXAM and Federated (including Mr. Hurwitz) are set forth in Schedule I hereto, which is incorporated herein by reference.

               (d) - (e)   During the last five years, none of the
Reporting Persons, nor, to the best knowledge of the Reporting Persons, the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               (f) Each natural person identified in this Item 2 is a citizen of the United States of America.

ITEM 4.   PURPOSE OF TRANSACTION.

               From time to time commencing September 27, 1994, MAXXAM has sold and plans to continue offers and sales of shares it owns of Depositary Shares.

               Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (c) As of the date of this Statement, MAXXAM owns 924,450 or approximately 4.8% of the Depositary Shares outstanding and has sole power to vote and dispose of such Depositary Shares. As of the date of this Statement, 1,201,300 Depositary Shares have been sold by MAXXAM pursuant to a Registration Statement on Form S-3, Registration No. 33-50581, filed November 12, 1993 and declared effective by the Securities and Exchange Commission on November 15, 1993. The Depositary Shares are listed with the New York Stock Exchange and the sales of such Depositary Shares were made through registered broker-dealers in the following series of transactions:

          Trade Date    Settlement Date  Share Amount   Price
          ----------   ----------------  ------------  -------
          09/27/94          10/04/94         10,000     $8.2500
          10/03/94          10/11/94          1,000      8.2500

          10/04/94          10/12/94        100,000      8.1250
          10/04/94          10/12/94            500      8.2500
          10/31/94          11/07/94         11,600      8.5000
          11/01/94          11/08/94        500,000      8.2750
          11/02/94          11/09/94        300,000      8.3750

          11/03/94          11/10/94        252,200      8.4628
          11/04/94          11/11/94          1,000      8.6250
          11/07/94          11/14/94         25,000      8.5000
          11/08/94          11/15/94          7,200      8.5000


MAXXAM also owns 50,000,000 shares of Company Common Stock. See Item 4. By reason of Federated's ownership of shares of MAXXAM Common Stock and MAXXAM Preferred Stock and Mr. Hurwitz's ownership of Federated and his position as an officer, director and/or trustee of Federated and MAXXAM, Federated and Mr. Hurwitz may be deemed to possess, indirectly, shared power to vote or dispose of, the Depositary Shares and the Company Common Stock owned by MAXXAM. Pursuant to Rule 13d-4, Federated and Mr. Hurwitz disclaim beneficial ownership of such Depositary Shares.

               Other than as aforesaid, none of the persons identified in response to Item 2 beneficially own, or have engaged within the past 60 days in any transaction in, the Depositary Shares.

               (e) As of November 3, 1994, MAXXAM ceased to be the beneficial owner of more than five percent of the outstanding Depositary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

                                 SIGNATURE


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  November 8, 1994                MAXXAM INC.



                                        By:        BYRON L. WADE
                                                   Byron L. Wade
                                           Vice President, Secretary and
                                               Deputy General Counsel

                                 SIGNATURE


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  November 8, 1994                FEDERATED DEVELOPMENT COMPANY



                                        By:     JAMES H. PAULIN, JR.
                                                James H. Paulin, Jr.
                                              Secretary and Treasurer

                                 SIGNATURE


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  November 8, 1994


                                                 CHARLES E. HURWITZ
                                                 Charles E. Hurwitz

                               EXHIBIT INDEX

    EXHIBIT                    DESCRIPTION                PAGE
 -------------  ----------------------------------------  -----

       1        Agreement of joint filing pursuant to      14
                Rule 13d-1(f) promulgated under the
                Securities Exchange Act of 1934, as
                amended

                                                                SCHEDULE I

                      EXECUTIVE OFFICERS AND DIRECTORS


               The name and present principal occupation or employment of each of the executive officers, directors and trustees of MAXXAM and Federated are set forth below.

     Name and          Present Principal
  Positions Held    Occupation or Employment    Business Address
- ------------------ -------------------------   ------------------


MAXXAM:
- -------

Charles E. Hurwitz Chairman of the Board,      5847 San Felipe,
Chairman of the    President and Chief           Suite 2600
Board, President,  Executive Officer of        Houston, TX  77057
Chief Executive    MAXXAM; Chairman of the
Officer and        Board, President, Chief
Director           Executive Officer and
                   Trustee of Federated;
                   Director of the Company,
                   MAXXAM and KACC

Robert J.          Certified Public            2001 Kirby, Suite
Cruikshank         Accountant                  315
Director                                       Houston, TX  77019

Ezra G. Levin      Partner, the law firm of    Kramer, Levin,
Director           Kramer, Levin, Naftalis,    Naftalis,
                   Nessen, Kamin & Frankel,      Nessen, Kamin &
                                               Frankel
                                               919 Third Avenue,
                                                 40th Floor
                                               New York, NY
                                               10022

Stanley D.         Partner, the law firm of    Rosenberg, Tuggey,
Rosenberg          Rosenberg, Tuggey &           Agather &
Director           Agather                     Rosenthal
                                               140 E. Houston
                                               Street,
                                                 Suite 220
                                               San Antonio, TX
                                               78205

John T. La Duc     Vice President--Chief       5847 San Felipe,
Senior Vice        Financial Officer of the      Suite 2600
President--        Company, KACC, Scotia       Houston, TX  77057
Chief Financial    Pacific Holding Company
Officer            and The Pacific Lumber
                   Company; Senior Vice
                   President--Chief
                   Financial Officer of
                   MAXXAM; Director of The
                   Pacific Lumber Company
                   and Scotia Pacific
                   Holding Company

Anthony R. Pierno  Vice President and          5847 San Felipe,
Senior Vice        General Counsel of the        Suite 2600
President and      Company, KACC, The          Houston, TX  77057
General Counsel    Pacific Lumber Company
                   and Scotia Pacific
                   Holding Company; Senior
                   Vice President and
                   General Counsel of MAXXAM
Paul N. Schwartz   Director and Vice           5847 San Felipe,
Senior Vice        President of Scotia           Suite 2600
President--        Pacific Holding Company     Houston, TX  77057
Corporate          and The Pacific Lumber
Development        Company; President, Chief
                   Executive Officer and
                   Director of United
                   Financial Group, Inc.;
                   Senior Vice President--
                   Corporate Development of
                   MAXXAM

Robert E. Cole     Vice President--Federal     5847 San Felipe,
Vice President--   Government Affairs of         Suite 2600
Federal Government MAXXAM and The Pacific      Houston, TX  77057
Affairs            Lumber Company; Vice
                   President, Government
                   Affairs of KACC

Diane M. Dudley    Vice President-- Chief      5847 San Felipe,
Vice President--   Personnel Officer of          Suite 2600
Chief Personnel    MAXXAM                      Houston, TX  77057
Officer

Robert W. Irelan   Vice President-- Public     5847 San Felipe,
Vice President--   Relations of KACC, MAXXAM     Suite 2600
Public Relations   and The Pacific Lumber      Houston, TX  77057
                   Company

Ronald L. Reman    Vice President--Taxes of    5847 San Felipe,
Vice President--   MAXXAM; Assistant             Suite 2600
Taxes              Treasurer of the Company    Houston, TX  77057
                   and KACC

Byron L. Wade      Vice President, Secretary   5847 San Felipe,
Vice President,    and Deputy General            Suite 2600
Secretary and      Counsel of  the Company,    Houston, TX  77057
Deputy General     MAXXAM, The Pacific
Counsel            Lumber Company, Scotia
                   Pacific Holding Company
                   and KACC
FEDERATED:
- ----------
                   Chairman of the Board,      5847 San Felipe,
Charles E. Hurwitz President and Chief           Suite 2600
Chairman of the    Executive Officer of        Houston, TX 77057
Board, President,  MAXXAM; Chairman of the
Chief Executive    Board, President, Chief
Officer and        Executive Officer and
Trustee            Trustee of Federated;
                   Director of the Company,
                   MAXXAM and KACC

Ezra G. Levin      Partner, the law firm of    Kramer, Levin,
Trustee            Kramer, Levin, Naftalis,    Naftalis,
                   Nessen, Kamin & Frankel,      Nessen, Kamin &
                                               Frankel
                                               919 Third Avenue,
                                                 40th Floor
                                               New York, NY
                                               10022

David B. Learner   President of MRCA           MRCA Information
Trustee            Information Services,       Services,   Inc.
                   Inc., a market research     4 Landmark Square
                   and consulting firm         Stamford, CT
                                               06901

James H. Paulin,   Secretary and Treasurer     5847 San Felipe,
Jr.                of Federated                  Suite 2600
Secretary and                                  Houston, TX 77057
Treasurer